Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab Q1 2021 Earnings Call August 2021

Disclaimer Forward-Looking Statements This presentation (this “Presentation”) contains forward-looking statements regarding Grab Holdings Inc.’s (the “Company”) future business expectations which involve risks and uncertainties. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward- looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company as of the date of this Presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this Presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Grab Holdings Limited (“GHL”) on August [2], 2021 and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. All information provided in this Presentation is as of the date of this Presentation and any forward-looking statements contained herein are based on assumptions that the Company believes to be reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this Presentation, which are based on information available to the Company on the date hereof. The Company undertakes no duty to update this information unless required by law. 2Disclaimer Forward-Looking Statements This presentation (this “Presentation”) contains forward-looking statements regarding Grab Holdings Inc.’s (the “Company”) future business expectations which involve risks and uncertainties. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward- looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company as of the date of this Presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this Presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Grab Holdings Limited (“GHL”) on August [2], 2021 and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. All information provided in this Presentation is as of the date of this Presentation and any forward-looking statements contained herein are based on assumptions that the Company believes to be reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this Presentation, which are based on information available to the Company on the date hereof. The Company undertakes no duty to update this information unless required by law. 2

Disclaimer Use of Historical Financial Information and Non-IFRS Financial Measures The Company’s unaudited selected financial data for the three months ended March 31, 2021 and 2020 included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. The Company's reporting currency is the U.S. dollar. This Presentation also includes references to non-IFRS financial measures, which include: Gross Billings, Adjusted Net Sales, Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. The Company uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and the Company’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, the Company’s management uses: (i) Gross Billings as an indicator of the Company’s growth and business performance as it measures the dollar volume of transactions on its platform; (ii) Adjusted Net Sales as a key metric to measure top-line growth of the Company’s business segments as it adjusts the Company’s revenue by adding back consumer incentives and excess driver/merchant incentives; and (iii) Total Segment Adjusted EBITDA as a useful indicator of the economics of the Company’s business segments, as it does not include regional corporate costs. There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non- IFRS financial measures and evaluating these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS. This Presentation also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Company group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions. Industry and Market Data This Presentation also contains information, estimates and other statistical data derived from third party sources (including Euromonitor), including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. The Company has not independently verified such third party information, and makes no representation as to the accuracy of, such third party information. 3Disclaimer Use of Historical Financial Information and Non-IFRS Financial Measures The Company’s unaudited selected financial data for the three months ended March 31, 2021 and 2020 included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. The Company's reporting currency is the U.S. dollar. This Presentation also includes references to non-IFRS financial measures, which include: Gross Billings, Adjusted Net Sales, Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. The Company uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and the Company’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, the Company’s management uses: (i) Gross Billings as an indicator of the Company’s growth and business performance as it measures the dollar volume of transactions on its platform; (ii) Adjusted Net Sales as a key metric to measure top-line growth of the Company’s business segments as it adjusts the Company’s revenue by adding back consumer incentives and excess driver/merchant incentives; and (iii) Total Segment Adjusted EBITDA as a useful indicator of the economics of the Company’s business segments, as it does not include regional corporate costs. There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non- IFRS financial measures and evaluating these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS. This Presentation also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Company group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions. Industry and Market Data This Presentation also contains information, estimates and other statistical data derived from third party sources (including Euromonitor), including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. The Company has not independently verified such third party information, and makes no representation as to the accuracy of, such third party information. 3

Business Update 1 2021 Q1 Results 2 Update on Public Listing Process 3 COVID-19 Update & Grab Initiatives 4 Non-IFRS Reconciliations 5 4Business Update 1 2021 Q1 Results 2 Update on Public Listing Process 3 COVID-19 Update & Grab Initiatives 4 Non-IFRS Reconciliations 5 4

Business Update 5Business Update 5

Grab Continues to Demonstrate Category Leadership in 2020 Online food delivery Ride hailing E-wallet (1) Category share in Southeast Asia 50% 72% 23% Category share relative to next largest competitor in 2.5x 4.8x 1.6x (1) Southeast Asia Source: Euromonitor International Note: 1. Southeast Asia refers to refers to Indonesia, Malaysia, Singapore, Thailand, Philippines and Vietnam only. 6Grab Continues to Demonstrate Category Leadership in 2020 Online food delivery Ride hailing E-wallet (1) Category share in Southeast Asia 50% 72% 23% Category share relative to next largest competitor in 2.5x 4.8x 1.6x (1) Southeast Asia Source: Euromonitor International Note: 1. Southeast Asia refers to refers to Indonesia, Malaysia, Singapore, Thailand, Philippines and Vietnam only. 6

Strong 2021 Q1 Top-Line Growth Reaffirms Our Superapp Strategy +31% +96% +39% YoY YoY YoY (2)(3) Growth in Deliveries Segment Adjusted Net Growth in Adjusted Net Sales Growth in GMV per MTU (1) (2021 Q1 vs. 2020 Q1) (2021 Q1 vs. 2020 Q1) Sales (2021 Q1 vs. 2020 Q1) Driven by increases in both the number of Demonstrates the resiliency of Grab’s business Highlights the strength of our superapp synergies transactions and order value model amidst the pandemic across segments Note: 1. Adjusted Net Sales is defined as the total dollar value attributable to Grab less driver and merchant-partner base incentives 2. Gross Merchandise Value (GMV) is defined as the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees 3. Monthly Transacting User is defined as the monthly number of unique users who transact via Grab’s products 4. Certain figures are non-IFRS measures. See the section on Non-IFRS Reconciliations for reconciliation of non-IFRS measures 7Strong 2021 Q1 Top-Line Growth Reaffirms Our Superapp Strategy +31% +96% +39% YoY YoY YoY (2)(3) Growth in Deliveries Segment Adjusted Net Growth in Adjusted Net Sales Growth in GMV per MTU (1) (2021 Q1 vs. 2020 Q1) (2021 Q1 vs. 2020 Q1) Sales (2021 Q1 vs. 2020 Q1) Driven by increases in both the number of Demonstrates the resiliency of Grab’s business Highlights the strength of our superapp synergies transactions and order value model amidst the pandemic across segments Note: 1. Adjusted Net Sales is defined as the total dollar value attributable to Grab less driver and merchant-partner base incentives 2. Gross Merchandise Value (GMV) is defined as the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees 3. Monthly Transacting User is defined as the monthly number of unique users who transact via Grab’s products 4. Certain figures are non-IFRS measures. See the section on Non-IFRS Reconciliations for reconciliation of non-IFRS measures 7

Our Board of Directors[1]


New
Addition

Rich Barton
Independent Director

Co-founder, CEO and Director at Zillow

Prior to co-founding Zillow, founded Expedia and served as Expedia's President, CEO and Director from 1999 to 2003

Currently serves as a Director at Netflix, Qurate Retail, AGC[2] and AGC 2[3]



Dara Khosrowshahi
Independent Director

CEO, Director at Uber

Currently serves as a Director at Uber and Expedia. Previously served on the Board of Directors at The New York Times and TripAdvisor

Previously served as President and CEO of Expedia from 2005 to 2017



Ng Shin Ein
Independent Director

Serves as a Director at StarHub Limited, CSE Global Limited, Avarga Limited

Also serves as Singapore's Non-Resident Ambassador to the Republic of Hungary and is on the Board of Governors of the Singapore International Foundation



Oliver Jay
Independent Director

Chief Revenue Officer at Asana

Previously, worked at Dropbox where he built and led the North America Online and Inside Business Sales teams and later served as the Head of Asia Pacific and Latin America



Anthony Tan
Co-founder, CEO and Chairman

Co-founder, CEO and Chairman at Grab

Named among Fortune's 40 under 40 in 2016 and 2018, The Bloomberg 50 in 2017, Fast Company's 100 Most Creative People in 2018 and Fortune's World's 50 Greatest Leaders list in 2021

Also awarded the Nikkei Asia Prize in 2020


New
Addition

Tan Hooi Ling
Co-founder, COO & Non-Independent Director

Co-founder, COO and Director at Grab

Member of the National University of Singapore Board of Trustees, and sits on the boards of the Economic Development Board and Wise (formerly TransferWise)

Was previously a consultant at McKinsey & Company

Note:
1. Directors of Grab immediately after the consummation of the Business Combination
2. AGC refers to Altimeter Growth Corp.
3. AGC 2 refers to Altimeter Growth Corp. 2

8

2021 Q1 Results 92021 Q1 Results 9

2021 Q1 Results

Consolidated Group

Gross Merchandise Value [1]

(US$M)



3, 644 +5% YoY
3,464
2020 Q1
2021 Q1

Adjusted Net Sales[2]

(US$M)



507
+39% YoY
367
2020 Q1
2021 Q1

GMV per Monthly Transacting User [3]

(US$/MTU)



153
+31% YoY
117
2020 Q1
2021 Q1

Note:

1. Gross Merchandise Value (GMV) is defined as the total dollar value of transactions from Grab's services, including any applicable taxes, tips, tolls and fees
2. Adjusted Net Sales is defined as the total dollar value attributable to Grab less driver and merchant-partner base incentives
3. Monthly Transacting User is defined as the number of consumers who have successfully paid for an offering on our platform within a given month. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period
4. These are non-IFRS measures. See the section on Non-IFRS Reconciliations and Use of Historical Financial Information and Non-IFRS Measures

10

2021 Q1 Results Consolidated Group (Cont) (1) (2) Total Segment Adjusted EBITDA Adjusted EBITDA (US$M) (US$M) %of %of (5.7%) 1.0% (9.9%) (3.1%) GMV GMV 35 +US$231M (111) +US$233M (196) (344) 2020 Q1 2021 Q1 2020 Q1 2021 Q1 Note: 1. Total Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs 2. Adjusted EBITDA is defined as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses, (iv) depreciation and amortization, (v) stock-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs and (xi) legal, tax and regulatory settlement provisions 3. These are non-IFRS measures. See the section on Non-IFRS Reconciliations and Use of Historical Financial Information and Non-IFRS Measures 112021 Q1 Results Consolidated Group (Cont) (1) (2) Total Segment Adjusted EBITDA Adjusted EBITDA (US$M) (US$M) %of %of (5.7%) 1.0% (9.9%) (3.1%) GMV GMV 35 +US$231M (111) +US$233M (196) (344) 2020 Q1 2021 Q1 2020 Q1 2021 Q1 Note: 1. Total Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs 2. Adjusted EBITDA is defined as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses, (iv) depreciation and amortization, (v) stock-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs and (xi) legal, tax and regulatory settlement provisions 3. These are non-IFRS measures. See the section on Non-IFRS Reconciliations and Use of Historical Financial Information and Non-IFRS Measures 11

2021 Q1 Results

Consolidated Group (IFRS Financials) (1)



Revenue (2)
(US$M)
% of GMV
0.0%
5.9%
216
+US$215M
1
2020 Q1
2021 Q1



Net Loss
(US$M)
% of GMV
(22.2%)
(17.9%)
(771)
(652)
+US$119M
2020 Q1
2021 Q1



Cash and Cash Equivalents (3)
(US$M)
4,945
+US$1,490M
3,455
2020 Q4
2021 Q1

Note:
1. These are unaudited IFRS financials
2. Revenue consists of commissions and fees for our offerings and to a lesser extent from the sale of our enterprise solutions, net of driver-partner, merchant-partner and consumer incentives
3. Cash and Cash Equivalents includes cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and which have original maturities of three months or less, as well as marketable securities, and restricted cash. This also includes Grab's first Term Loan B Facility of $2.0 billion closed in January 2021

12

2021 Q1 Results

Deliveries

Gross Merchandise Value [1]

(US$M)



1,702
+49% YoY
1,141
2020 Q1
2021 Q1

Adjusted Net Sales [2]

(US$M)



293
+96% YoY
149
2020 Q1
2021 Q1

Segment Adjusted EBITDA [3]

(US$M)



%of GMV
(13.2%)
(0.2%)
(4)
+US$147M
(151)
2020 Q1
2021 Q1

Note:

1. Gross Merchandise Value (GMV) is defined as the total dollar value of transactions from Grab's services, including any applicable taxes, tips, tolls and fees
2. Adjusted Net Sales is defined as the total dollar value attributable to Grab less driver and merchant-partner base incentives
3. Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs
4. These are non-IFRS measures. See the section on Non-IFRS Reconciliations and Use of Historical Financial Information and Non-IFRS Measures

14

Deliveries GrabMart Demonstrating Strong Potential GrabMart GMV (ex Ads) GrabMart Orders Continuing to scale GrabMart across 2021 Q1 vs 2020 Q1 our markets with strong take-up by 36x increase in GMV customers and merchants GrabMart’s GMV demonstrated strong growth, growing 36x YoY & 1.2x QoQ Jan 20 Mar 21 15Deliveries GrabMart Demonstrating Strong Potential GrabMart GMV (ex Ads) GrabMart Orders Continuing to scale GrabMart across 2021 Q1 vs 2020 Q1 our markets with strong take-up by 36x increase in GMV customers and merchants GrabMart’s GMV demonstrated strong growth, growing 36x YoY & 1.2x QoQ Jan 20 Mar 21 15

2021 Q1 Results

Mobility


Gross Merchandise Value (1)
(US$M)
1,266
808
(36%) YoY
2020 Q1
2021 Q1


Adjusted Net Sales (2)
(US$M)
195
167
(14%) YoY
2020 Q1
2021 Q1


Segment Adjusted EBITDA (3)
(US$M)
% of GMV
6.4%
14.3%
115
+US$34M
81
2020 Q1
2021 Q1

Note:
1. Gross Merchandise Value (GMV) is defined as the total dollar value of transactions from Grab's services, including any applicable taxes, tips, tolls and fees
2. Adjusted Net Sales is defined as the total dollar value attributable to Grab less driver and merchant-partner base incentives
3. Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs
4. These are non-IFRS measures. See the section on Non-IFRS Reconciliations and Use of Historical Financial Information and Non-IFRS Measures

16

2021 Q1 Results

Financial Services

Total Payments Volume (Pre-InterCo) [1]



(US$M)
Off-Grab
On-Grab
2,727
+18% YoY
2,308
1,220
1,592
1,088
1,134
2020 Q1
2021 Q1

Adjusted Net Sales [2]



(US$M)
23
+31% YoY
17
2020 Q1
2021 Q1

Segment Adjusted EBITDA [3]



(US$M)
% of TPV
(5.1%)
(2.9%)
(78)
+US$39M
(117)
2020 Q1
2021 Q1

Note:
1. Total Payments Volume (TPV) is defined as the value of payments, net of payment reversals, successfully completed through the Grab platform for the financial services segment. Pre-InterCo means this segment data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation.
2. Adjusted Net Sales is defined as the total dollar value attributable to Grab less driver and merchant-partner base incentives
3. Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs
4. These are non-IFRS measures. See the section on Non-IFRS Reconciliations and Use of Historical Financial Information and Non-IFRS Measures

17

Financial Services

Partnerships with Adyen and Stripe

adyen	stripe
ZALORA	carousell
+15% increase	**+20% increase**
in users using GrabPay to complete a purchase after Zalora introduced PayLater by Grab via Adyen on May 1, 2021	in online transactions after GrabPay made available as a payment method via Stripe in Malaysia since October 2020

18

2021 Q1 Results

Enterprise Services


Gross Merchandise Value (1)
(US$M)
26
+258% YoY
7
2020 Q1
2021 Q1


Adjusted Net Sales (2)
(US$M)
25
+388% YoY
5
2020 Q1
2021 Q1


Segment Adjusted EBITDA (3)
(US$M)
% of GMV
(131.7%)
8.2%
2
+US$12M
(10)
2020 Q1
2021 Q1

Note:
1. Gross Merchandise Value (GMV) is defined as the total dollar value of transactions from Grab's services, including any applicable taxes, tips, tolls and fees
2. Adjusted Net Sales is defined as the total dollar value attributable to Grab less driver and merchant-partner base incentives
3. Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs
4. These are non-IFRS measures. See the section on Non-IFRS Reconciliations and Use of Historical Financial Information and Non-IFRS Measures

19

2021 Q1 Results Revenue by Segment (IFRS Financials) 216 +US$215M 10 8 1 145 Deliveries Mobility 123 Financial Services 53 Enterprise (99) (21) (2) 2020 Q1 2021 Q1 132021 Q1 Results Revenue by Segment (IFRS Financials) 216 +US$215M 10 8 1 145 Deliveries Mobility 123 Financial Services 53 Enterprise (99) (21) (2) 2020 Q1 2021 Q1 13

Update on Public Listing Process 20Update on Public Listing Process 20

Update on Public Listing Process Form F-4 Registration Document Filed with the US Securities & Exchange Commission 1 ‘Adjusted Net Revenues’ relabelled as ‘Adjusted Net Sales’ 2 Update on IFRS Revenue presentation 3 21Update on Public Listing Process Form F-4 Registration Document Filed with the US Securities & Exchange Commission 1 ‘Adjusted Net Revenues’ relabelled as ‘Adjusted Net Sales’ 2 Update on IFRS Revenue presentation 3 21

Grab’s IFRS Revenue Presentation Financials (For Illustration) Consumer Incentives Deemed as a Contra- Revenue Item GMV Gross billing Less driver / Adjusted net sales Less driver / Revenue Less Less other costs Adjusted merchant (“ANS”) merchant (IFRS) consumer EBITDA base incentives excess incentives incentives 22Grab’s IFRS Revenue Presentation Financials (For Illustration) Consumer Incentives Deemed as a Contra- Revenue Item GMV Gross billing Less driver / Adjusted net sales Less driver / Revenue Less Less other costs Adjusted merchant (“ANS”) merchant (IFRS) consumer EBITDA base incentives excess incentives incentives 22

COVID-19 Update & Grab Initiatives 23COVID-19 Update & Grab Initiatives 23

Covid-19 Update

Sharp Spikes in New Cases Across The Region



TH
VN
PH
MY
SG
ID

Malaysia (MY)

Vaccination rate: 42%

Movement restrictions in place

Thailand (TH)

Vaccination rate: 18%

COVID-19 measures in place

Singapore (SG)

Vaccination rate: 73%

Returned to Phase 2 (Heightened Alert)

Vietnam (VN)

Vaccination rate: 5%

Movement restrictions in place

Indonesia (ID)

Vaccination rate: 17%

COVID-19 measures in place

Philippines (PH)

Vaccination rate: 11%

Community quarantine measures in place

Source: Vaccination rate includes both partially and fully vaccination population, WID & WHO database as of July 31, 2021

24

Covid-19 Update Recovery Progressing Steadily Consolidated Group GMV Re-emergences Increase of new cases in (Indexed to 100% Month of Apr-2020) in Thailand and Sharp increase of new Indonesia and Malaysia cases in Philippines Vietnam 172% 168% 152% 152% 131% 100% Apr-20 Jun-20 Aug-20 Oct-20 Dec-20 Feb-21 25Covid-19 Update Recovery Progressing Steadily Consolidated Group GMV Re-emergences Increase of new cases in (Indexed to 100% Month of Apr-2020) in Thailand and Sharp increase of new Indonesia and Malaysia cases in Philippines Vietnam 172% 168% 152% 152% 131% 100% Apr-20 Jun-20 Aug-20 Oct-20 Dec-20 Feb-21 25

Launched First ESG Report [1]

Committed to building a business with a double bottom line

Making a positive socio-economic impact…

$7.1B

earned by our driver-and merchant-partners through our platform in 2020 [2]

~600k

small businesses signed up to join Grab's Deliveries Platform in 2020 [3]

…and protecting our environment

$200M+

invested for electric / hybrid vehicles for GrabRental since 2016 [4]

Reduced waste of

380M

sets of single-use plastic Cutlery in 2020

Note:
1. We released our Environmental, Social and Governance (ESG) Annual Report 2020 on June 22, 2021. Certain environmental, social and governance highlights for 2020 (unless otherwise indicated) are set forth above.
2. Driver-partner earnings is defined as the fare, bonuses, tips and fees, net of commission. Merchant-partner earnings is defined as the total order bill, including taxes charged by the restaurant/merchant net of commission, Grab advertising spend and promotion costs.
3. Including wet market sellers and small food stalls. Small merchants refer to businesses that are not part of a large chain or quick service restaurants across our GrabFood and GrabMart offerings.
4. Gross investment into electric vehicles and hybrids in Singapore since 2016, excluding proceeds from the disposal of a small number of vehicles.

26

Covid-19 Support

Economic Empowerment


Grab
Grab

Providing an uplift to those in vulnerable economic positions as a result of the pandemic

- Created income opportunities for >370,000 people who signed up to become our driver-partners in 2020
- 33% of GrabFood merchant-partners went online for the first time with Grab[1]

Note:
1. Based on surveys conducted on various dates during March 2021 by Cardas Research & Consulting Group among 1,275 GrabFood merchant-partners in Indonesia, the Philippines, Singapore, Thailand, Vietnam and Malaysia.

27

Covid-19 Support Providing social support Launched initiatives to support our partners, communities and governments Committed >US$40M to partner relief efforts and launched >100 initiatives to mitigate impact of the pandemic on our stakeholders in 2020 > 470,000 meals for our driver-partners have been purchased by consumers through the “Meal For Your Driver” in-app feature 28Covid-19 Support Providing social support Launched initiatives to support our partners, communities and governments Committed >US$40M to partner relief efforts and launched >100 initiatives to mitigate impact of the pandemic on our stakeholders in 2020 > 470,000 meals for our driver-partners have been purchased by consumers through the “Meal For Your Driver” in-app feature 28

Covid-19 Support

Grateful for the opportunity to work closely with Governments

Facilitate national vaccination efforts

Working with the Indonesian Ministry of Health and Good Doctor[1] to set up drive-through vaccination centers in >54 cities in Indonesia

Partnering with Governments in Singapore, Malaysia, and Indonesia to provide timely vaccination information through the Grab app

Supporting local healthcare needs

Launched GrabCare, a dedicated offering to enable frontline healthcare workers to travel to and from hospitals in Singapore and the Philippines

Partnership with Thailand's public hospitals and Red Cross to provide GrabExpress services for transportation of food and medicine

Help affected businesses go online

Partnered with the Ministry of Finance and various State Governments to distribute financial aid to drivers and delivery partners in Malaysia

Partnered government agencies in Singapore to help hawkers go online with discounted onboarding costs and reduced commissions

Note:
1. A joint healthtech venture of Ping An Good Doctor and Grab.

29

Closing Remarks 30Closing Remarks 30

Non-IFRS Reconciliations 31Non-IFRS Reconciliations 31

P&L Bridge to Adjusted EBITDA

2020 financials (US$B) – PIPE[1]


12.5
1.8
(0.2)
1.6
(0.4)
1.2
(0.5)
(1.5)
(0.8)
GMV
Gross billing
Less driver / merchant base incentives
Adjusted net sales ("ANS")
Less driver / merchant excess incentives
Revenue (IFRS)
Less consumer incentives
Less other costs
Adjusted EBITDA

2020 financials (US$B) – Final[2]


12.5
1.7
(0.2)
1.5
(0.4)
(0.6)
0.5
(1.4)
0.1
(0.8)
GMV
Gross billing (Less OVO restatement)
Less driver / merchant base incentives
Adjusted net sales ("ANS")
Less driver / merchant excess incentives
Less consumer incentives
Revenue (IFRS)
Less other costs
Add OVO restatement
Adjusted EBITDA

Note:
1. PIPE 2020 figures refers to figures from PIPE presentation filed with the SEC, dated April 13, 2021 and does not incorporate PCAOB audit adjustments
2. Final 2020 figures incorporate PCAOB audit adjustments

32

GMV to IFRS Revenue Reconciliations

	2019A		2020A		Q1 21
$B	PIPE	Final	PIPE	Final[1]	Final
GMV	12.2	12.3	12.5	12.5	3.6
Growth	115%	115%	2%	2%	5%
Gross billings	1.7	1.7	1.8	1.8	0.5
Less OVO restatement	-	(0.2)	-	(0.1)	-
Gross billings (adjusted for OVO restatement)	**1.7**	**1.5**	**1.8**	**1.7**	**0.5**
Growth	173%	156%	9%	13%	20%
Less driver / merchant base incentives	(0.6)	(0.5)	(0.2)	(0.2)	(0.0)
Adjusted Net Sales ("ANS")	**1.0**	**1.0**	**1.6**	**1.5**	**0.5**
Growth	149%	137%	54%	55%	39%
Less driver / merchant excess incentives	(0.6)	(0.7)	(0.4)	(0.4)	(0.1)
Less consumer incentives	-	(1.1)	-	(0.6)	(0.2)
Revenue	**0.5**	**(0.8)**	**1.2**	**0.5**	**0.2**
Growth	889%	NM	163%	NM	NM

Note:
1. Final 2019 and 2020 figures incorporate PCAOB audit adjustments
2. Final Q1 2021 are based on unaudited numbers

33

Adjusted EBITDA to IFRS Net Loss Reconciliation 2019A 2020A Q1 21 (1) (1) $B PIPE Final PIPE Final Final Adjusted EBITDA (2.3) (2.2) (0.8) (0.8) (0.1) Reconciling items: Other income / expense - (0.1) - (0.2) - Interest expense from RCPS (1.1) (1.0) (1.4) (1.4) (0.4) Depreciation / amortization (0.7) (0.6) (0.4) (0.4) (0.1) Net Loss (4.0) (4.0) (2.7) (2.7) (0.7) Note: 1. Final 2019 and 2020 figures incorporate PCAOB audit adjustments. 2. Final Q1 2021 are based on unaudited numbers 34Adjusted EBITDA to IFRS Net Loss Reconciliation 2019A 2020A Q1 21 (1) (1) $B PIPE Final PIPE Final Final Adjusted EBITDA (2.3) (2.2) (0.8) (0.8) (0.1) Reconciling items: Other income / expense - (0.1) - (0.2) - Interest expense from RCPS (1.1) (1.0) (1.4) (1.4) (0.4) Depreciation / amortization (0.7) (0.6) (0.4) (0.4) (0.1) Net Loss (4.0) (4.0) (2.7) (2.7) (0.7) Note: 1. Final 2019 and 2020 figures incorporate PCAOB audit adjustments. 2. Final Q1 2021 are based on unaudited numbers 34

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.